

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2015

<u>Via E-Mail</u>
David W. Scheible
President and Chief Executive Officer
Graphic Packaging Holding Company
1500 Riveredge Parkway, Suite 100
Atlanta, Georgia 30328

> **Re: Graphic Packaging Holding Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 5, 2015**
> **Response Letter Dated March 13, 2015**
> **File No. 001-33988**

Dear Mr. Scheible:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2014</u>

<u>Financial Statements</u>

<u>General</u>

1. We note that during the May 18, 2015 conference call, you provided us certain information regarding your business including a description of your processes and products. Please provide a written response to the following items as discussed in the aforementioned conference call:

    • Clarify whether the mills supply paperboard to each of your operating segments for use in converting to end products;

- Quantify for us the percentage of total paperboard each of your operating segments obtains from third parties and describe the reasons for purchasing paperboard from a third party;

- Clarify how Pacific Rim operates as compared to Consumer Products and Beverage and specify if this operating segment converts paperboard or if this function is outsourced;

- Clarify how shipping costs from the mills to the converting facilities are reflected in your operating segment information. In this regard, discuss how shipping costs differ for your North America operating segments and your Europe and Pacific Rim operating segments;

- Tell us the percentage of consolidated revenue that is generated by your beverage segment from sales to customers outside of North America for the year ended December 31, 2014, and;

- Indicate if your North American conversion facilities produce products for only one operating segment (i.e., Beverage or Consumer Products) or if each conversion facility produces or is capable of producing products for both of these operating segments.

2. Provide us with adjusted EBITDA as well as all sales and measures of profitability reviewed by your Chief Operating Decision Maker for each operating segment for each of the five years ended December 31, 2014. In addition, provide summaries of any budgets or projections for future years for each of your operating segments in the format reviewed by your CODM.

3. We note that Exhibit A included in your response to prior comment two references the ways in which your operating segments are consistent with the qualitative criteria allowing for aggregation. You have also provided your primary performance measures for each of your operating segments which may be indicative of segments that exhibit different economic characteristics. So that we can better understand the factors driving the variations of financial results for each of your operating segments, please describe:

- the differences in the general or external market conditions in which your operating segments conduct business;

- the differences in the geographic areas where each of your operating segments conducts business, such as the overall economic conditions in Europe, North America, South America, and Pacific Rim;

- the differences in customers for each of your operating segments, such as growth rates for beverage customers compared to consumer packing customers and European customers;

- the differences in company specific decisions, such as integration of newly acquired businesses, further expansion in Europe, strategic decisions to utilize in-house paperboard, including shipment to converting facilities located outside of North America, ability or lack thereof to increase pricing, etc., and;

- the differences in the regulatory environment between your operating segments, such as environmental regulations relating to your manufacturing facilities.

Provide sufficient detail to clearly identify the underlying causes of the different financial results for each of your operating segments.

4. We note that your chief executive officer indicated in his summary highlights of the 2014 earnings call that adjusted EBITDA margins increased 180 basis points to 16.8% for the full year. Tell us the amount that each of your operating segments contributed to this increase. If any of the operating segments contributed to the increase in a significantly disproportionate manner, please tell us how you determined that your application of the aggregation criteria is consistent with the objective and basic principles of FASB ASC 280-10-55-7C, which are to provide information about the different types of business activities in which your company engages and the different economic environment in which it operates in order to help users of financial statements better understand your performance, better assess prospects for future net cash flows, and make more informed judgments about your company as a whole.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Brad Skinner for

Karl Hiller
Branch Chief